Exhibit 2.1

FORRESTER & WORTH, PLLC
3636 North Central Avenue, Suite 700
Phoenix, Arizona  85012-1927
Telephone (602) 271-4250
Facsimile (602) 271-4300
S. Cary Forrester (006342)
e-mail scf@forresterandworth.com
Attorneys for Debtor

JENNINGS, STROUSS & SALMON, P.L.C.
One East Washington Street
Suite 1900
Phoenix, Arizona 85004-2554
Telephone (602) 262-5911
Facsimile (602) 495-2696
Carolyn J. Johnsen (011894)
e-mail cjjohnsen@jsslaw.com
Attorneys for The Unsecured Creditors Committee

UNITED STATES BANKRUPTCY COURT
DISTRICT OF ARIZONA

In re:	Chapter 11

NUTRACEA, a California corporation,	2:09-bk-28817-CGC
Debtor.

ORDER CONFIRMING FIRST AMENDED PLAN OF REORGANIZATION PROPOSED BY DEBTOR AND THE UNSECURED CREDITORS COMMITTEE DATED AUGUST 10, 2010

This matter came before the court on October 19, 2010 at the hour of 11:00 a.m., for hearing on confirmation of the First Amended Plan of Reorganization Proposed by Debtor and the Unsecured Creditors Committee dated August 10, 2010 (the “Plan”).  Debtor appeared through counsel S. Cary Forrester, of Forrester & Worth, PLLC.  The Unsecured Creditors Committee appeared through counsel Carolyn J. Johnsen of Jennings, Strouss and Salmon, PLC.  Other appearances, if any, are as noted on the record.

Based upon the arguments and representations of counsel and the evidence adduced at the hearing, together with the entire record before the court, and good cause appearing,

IT IS HEREBY ORDERED, ADJUDGED AND DECREED AS FOLLOWS:

A.           The Plan is confirmed pursuant to 11 U.S.C. § 1129.
B.           The actions taken by Debtor pursuant to the Plan are exempt from all applicable securities laws to the extent provided by 11 U.S.C. § 1145.
C.           The Court, following confirmation of the Plan, shall retain jurisdiction over the Plan and over Debtor’s case and proceedings and other matters arising in or relating to Debtor’s case to the extent and for the purposes provided in the Plan and/or set forth in 11 U.S.C. § 1142.
D.           Notwithstanding anything in the Plan to the contrary, the Plan preserves in full for the benefit of creditors, the estate and the Reorganized Debtor the Retained Causes of Action and all other claims and causes of action of any sort owned by Debtor or the estate, pursuant to 11 U.S.C. § 1123(b)(3), other than those expressly released by the terms of the Plan.1  The Retained Causes of Action and all other claims and causes of action shall be controlled by the Reorganized Debtor, which is designated as the estate representative pursuant to and in accordance with 11 U.S.C. § 1123(b)(3)(B).
E.            Except as otherwise expressly provided in the Plan, as of the Effective Date Debtor is discharged and released from any and all debts and Claims of any nature that arose at any time before the entry of this Order, including, but not limited to, all principal and interest accrued on such Claims, pursuant to 11 U.S.C. § 1141(d)(1).  The discharge of Debtor shall be effective on the Effective Date as to each Claim regardless of whether a Proof of Claim was filed, whether the Claim is an Allowed Claim, or whether the holder voted to accept the Plan.

1      Capitalized terms used in this Order and not otherwise defined herein have the meanings attributed to them in the Plan or, if not defined in the Plan, in the United States Bankruptcy Code.

F.           The Debtor is hereby authorized and empowered to execute, deliver, file and record any document, and take any action, necessary or appropriate to consummate the Plan, without further order of the Court.
G.           All parties in interest shall be, and hereby are enjoined and restrained from pursuing any claims or causes of action derivative of any claims or causes of action released by Debtor pursuant to the provisions of the Plan, except as otherwise provided in the Plan or in this Order.
H.           Debtor filed its First Amendment to Exhibit 1 to the Plan on October 13, 2010 (DE # 653) and its Second Amendment to Exhibit 1 to the Plan on October 18, 2010 (DE # 660)(collectively the “Amendments to Exhibit 1”).  The Amendments to Exhibit 1, among other things, deleted various executory contracts between Debtor and Herbal Science Singapore Pte. Ltd (“HSS”) from the list of executory contracts to be assumed by Debtor under the Plan.  Article VIII of the Plan provides that Debtor may assume executory contracts not listed in Exhibit 1 by mailing written notice to that effect to the other contracting party at any time before the Effective Date.  Pursuant to agreement between Debtor and HSS, the following provisions will apply in the event that Debtor chooses to utilize the foregoing procedure to assume one or more executory contracts with HSS:  (1) no later than Friday, November 26, 2010, Debtor will file a notice of assumption with the Court and immediately notify HSS’s counsel; (2) HSS may object to the assumption at any time within one week after service of the notice; (3) HSS reserves all its rights in regard to any such objection; (4) in the event of any such objection, the notice and objection will be treated as a disputed assumption motion and HSS will not be prejudiced in that regard by the entry of this Order; and, (5) any dispute concerning the proposed assumption of any such executory contract or the appropriate cure amount or amounts will be submitted to and decided by the Court.  If Debtor does not utilize the foregoing procedure and the subject contracts are rejected as of the Effective Date, the following provisions will apply:  (1) the parties reserve all their rights in regard to any dispute concerning rejection, the consequences of rejection or their rights following rejection and neither party will be prejudiced in that regard by the entry of this Order; and (2) notwithstanding anything in the Plan to the contrary, the deadline for HSS to file an amended proof of claim will be December 15, 2010.  Nothing in this order will be deemed to prevent HSS from moving for relief to protect its claimed rights under the executory contracts or concerning its relationship with Debtor prior to the Effective Date, nor shall it prejudice or in any way affect the Debtor’s right to oppose any such relief requested by HSS..

I.           Any and all releases and exculpations set forth in Article XI of the Plan are and will be effectuated in accordance with the terms of the Plan.
J.           Pursuant to Rules 2002(f) and 3020(c), Rules of Bankruptcy Procedure, the Debtor shall promptly mail notice of entry of this order to all creditors, by first class mail, postage prepaid.
K.           Pursuant to written designation filed with the court on October 19, 2010, Debtor and the Committee have designated Chas E. Harvick of FTI Consulting, Inc. (“FTI”) to serve as Plan Agent.  As Plan Agent, Mr. Harvick will have the powers and duties set forth in Article V(6) of the Plan.  Mr. Harvick will be authorized to utilize the services of his subordinates at FTI in discharging his duties.  He and his subordinates will be compensated by the Debtor at their standard hourly rates and will be reimbursed for their reasonable out-of-pocket expenses.  Mr. Harvick’s current hourly rate is $540.  His rates, and those of his subordinates, will be subject to reasonable increases on an annual basis.  Any billing dispute will be submitted to and decided by the Court.  As a condition to Mr. Harvick’s designation as Plan Agent, FTI has agreed that its charges for services rendered and costs incurred through June 30, 2010, will be capped at $112,000, and NutraCea has agreed not to object to FTI’s fees for July through September totaling $6,696.78 and all reasonable fees thereafter.